Exhibit 21.1

Subsidiaries of Compass, Inc.

Name of Subsidiary	Jurisdiction
Compass Brokerage, LLC	Delaware
Compass California II, Inc.	Delaware
Compass California, Inc.	Delaware
Compass Management Holdings, LLC	Delaware